                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             THE VANTIVE CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    922091103

                                 (CUSIP Number)

                                   ANNE JORDAN
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                PEOPLESOFT, INC.
                               4460 HACIENDA DRIVE
                              PLEASANTON, CA 94588
                            TELEPHONE: (925) 694-3000
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 11, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                  Page 1 of 11
                        The Exhibit Index is on page 11

CUSIP NO. 922091103              SCHEDULE 13D                       Page 2 of 11


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         PeopleSoft, Inc.
                                                                68-0137069
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

3.    SEC USE ONLY
--------------------------------------------------------------------------------

4.    SOURCE OF FUNDS
      WC
--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT  TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------

   NUMBER OF       7.     SOLE VOTING POWER                            5,497,300
    SHARES        --------------------------------------------------------------
  BENEFICIALLY     8.     SHARED VOTING POWER                                N/A
    OWNED BY      --------------------------------------------------------------
     EACH          9.     SOLE DISPOSITIVE POWER                       5,497,300
   REPORTING      --------------------------------------------------------------
  PERSON WITH     10.     SHARED DISPOSITIVE POWER                           N/A
                  --------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,497,300
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.6%*
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

*Assumes exercise of options held by Reporting Person.

                                  SCHEDULE 13D                      Page 3 of 11



ITEM 1. SECURITY AND ISSUER.

        (a) Name and Address of Principal Executive Offices of Issuer:

                The Vantive Corporation
                2525 Augustine Drive
                Santa Clara, CA 95054

        (b) Title and Class of Equity Securities:

                      Common Stock

        The responses to each item of this Schedule 13D are qualified in their entirety by the provisions of the Exhibits hereto.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Name of Person Filing: PeopleSoft, Inc. (the "Reporting Person").

        (b) Principal Business: The Reporting Person designs, develops, markets and supports a family of enterprise
                                client/server and internet based application software products for use throughout large and medium sized organizations, including corporations worldwide, and higher education institutions, and federal, state provincial and local government agencies primarily in North America.

        (c) Address of Principal Business and Principal Office:

                      4460 Hacienda Drive
                      Pleasanton, CA  94588

        (d) Criminal Proceedings:

                      During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

        (e) Civil Proceedings:

                      During the last five years neither the Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f)  Place of Organization: Delaware

                                  SCHEDULE 13D                      Page 4 of 11

                      Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The irrevocable option (the "Option") to purchase 5,497,300 shares of common stock (the "Option Shares") representing approximately 16.6% of the outstanding shares of common stock of the Issuer (after giving effect to shares subject to the Option or 19.9% prior to giving effect to shares subject to the Option) is exercisable upon the terms and subject to the conditions set forth in the Stock Option Agreement, dated as of October 11, 1999, between the Issuer and the Reporting Person (the "Option Agreement"), a copy of which is attached hereto as
         Exhibit 1 and hereby expressly incorporated herein by reference. The price at which the Option may be exercised is $14.23125 per share (subject to adjustment under certain circumstances). Although no final decision has been made, it is presently intended that the Reporting Person will obtain all of the funds to purchase the Option Shares from internally generated funds.

ITEM 4. PURPOSE OF THE TRANSACTION.

               On October 11, 1999, the Issuer, the Reporting Person and Vickers Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Reporting Person ("Acquisition"), entered into an Agreement and Plan of Merger (the "Plan of Merger"), a copy of which is attached hereto as Exhibit 2 and hereby expressly incorporated herein by reference, pursuant to which (upon satisfaction or waiver of certain conditions) Acquisition will be merged with and into the Issuer (the "Merger") and the Issuer will become the surviving corporation and a wholly-owned subsidiary of the Reporting Person. Each of the Issuer's shares of common stock (excluding any in treasury or held by the Reporting Person or any of its subsidiaries) issued and outstanding will be converted into shares of common stock of the Reporting Person. On October 11, 1999, the Issuer and the Reporting Person also entered into the Option Agreement.

               The Option becomes exercisable immediately prior to the occurrence of certain events, including, without limitation: (1) termination of the Plan of Merger by the Issuer following the receipt by the Issuer's Board of Directors of a Superior Proposal (as defined in the Plan of Merger), (2) termination of the Plan of Merger by the Reporting Person following recommendation by the Issuer's Board of Directors to its stockholders of a Superior Proposal or an adverse modification of the Issuer's Board of Directors recommendation of the Merger to the Issuer's stockholders, (3) termination of the Plan of Merger by the Issuer or the Reporting Person after the Issuer's stockholders failure to approve the Merger at a meeting of such stockholders if both (i) a proposal for a Company Acquisition has been publicly announced prior to the meeting of the Issuer's stockholders and (ii) within six (6) months following termination of the Plan of Merger, the Issuer and a third party enter into an agreement with respect to a "Company Acquisition" or a "Company Acquisition" occurs, or (4) termination of the Plan of Merger by the Reporting Person following material breaches of the Plan of Merger's covenants and agreements by the Issuer if either (i) a proposal for a Company Acquisition has been publicly announced prior to the meeting of the Issuer's stockholders, or (ii) within twelve (12) months following termination of the Plan of Merger, the Issuer and a third party enter into an agreement with respect to a "Company Acquisition" or a "Company Acquisition" occurs.

                                  SCHEDULE 13D                      Page 5 of 11

         A "Company Acquisition" is defined in the Option Agreement and includes, among other things, acquisition of twenty-five percent (25%) or more of the assets or outstanding shares of the Issuer and its subsidiaries taken as a whole by a third party, certain acquisitions by the Issuer involving newly issued shares by the Issuer, and certain business combinations involving the Issuer and a third party. In addition, under certain circumstances, including any person's acquisition of fifteen percent (15%) or more of the Issuer's outstanding common stock or the Issuer and a third party entering into a written definitive agreement for certain business combinations prior to the expiration date of the Option, the Reporting Person may require the Issuer to cancel the option and pay a cancellation amount in cash. The Reporting Person is limited in the total payments it may receive in connection with its exercise of the Option to $4 million (in excess of the exercise price paid by the Reporting Person for the Option Shares). In addition, the Reporting Person may receive up to $12 million in liquidated damages (other than for expense reimbursements) upon termination of the Plan of Merger in certain circumstances. The Reporting Person does not know of any event that has occurred as of the date hereof that would allow the Reporting Person to exercise its Option.

               The Option Agreement is intended to increase the likelihood that the transactions contemplated by the Plan of Merger will be consummated in accordance with its terms, and may discourage persons from proposing a competing offer to acquire the Issuer. The existence of the Option Agreement could significantly increase the cost to a potential acquiror of acquiring the Issuer, compared to its cost had the Issuer not entered into the Option Agreement.

               The Option Agreement will expire upon the earliest of (i) the Effective Time of the Merger (as defined in the Plan of Merger), (ii) upon the six (6) month anniversary of the termination of the Plan of Merger if the Plan of Merger is terminated by the Reporting Person upon the material breach of covenants or agreements by the Issuer and (iii) upon the twelve (12) month anniversary of the termination of the Plan of Merger in accordance with the terms thereof.

               Upon consummation of the transactions contemplated by the Plan of Merger, the Issuer's shares of common stock will cease to be authorized to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

        The information contained in Item 4 is incorporated herein by this reference.

        (a)    Number of Shares Beneficially Owned (assuming
               exercise of the Option):                         5,497,300

               Right to Acquire:                                5,497,300

               Percent of Class (assuming
               exercise of the Option):                             16.6%

        (b)    Sole Power to Vote, Direct the Vote of,
               or Dispose of Shares:                            5,497,300

                                  SCHEDULE 13D                      Page 6 of 11

        (c) Recent Transactions:                            See Item 4

            Except as set forth in this Schedule 13D and on Appendix A, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Appendix A beneficially owns any shares of the Issuer's outstanding common stock.

            Except as set forth in this Schedule 13D and on Appendix A, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Appendix A has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Pursuant to the Option Agreement (as defined in Item 3), the Reporting Person has, under certain circumstances, various rights with respect to registration of the common stock issuable upon exercise of the Option, pursuant to certain demand and piggyback registration rights granted to the Reporting Person. In addition, the Option Agreement places certain restrictions on the transfer of the securities. See the Option Agreement for a further description of these and other provisions.

               Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Appendix A is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Stock Option Agreement, dated as of October 11, 1999, between PeopleSoft, Inc. and The Vantive Corporation.

        Exhibit 2 Agreement and Plan of Merger, dated as of October 11, 1999, by and among PeopleSoft, Inc., Vickers Acquisition, Inc. and The Vantive Corporation, with all Exhibits thereto.

                                  SCHEDULE 13D                      Page 7 of 11

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 19, 1999.

                                      PEOPLESOFT, INC.

                                      By: /s/ STEPHEN F. HILL
                                          ----------------------------------
                                              Stephen F. Hill
                                              Acting Chief Financial Officer

                                  SCHEDULE 13D                      Page 8 of 11

                                   APPENDIX A

                                    DIRECTORS

        The following is a list of all Directors of PeopleSoft, Inc. and certain other information with respect to each Director: All Directors are United States citizens.

Name:                        David A. Duffield

Business Address:            4460 Hacienda Drive,
                             Pleasanton, CA 94588

Principal Occupation:        retired


Name, principal business
and address of corporation
or other organization in
which employment is
conducted:                   N/A

Name:                        Craig Conway

Business Address:            4460 Hacienda Drive, Pleasanton, CA  94588

Principal Occupation:        President and Chief Executive Officer of PeopleSoft, Inc.

Name, principal business     PeopleSoft, Inc. designs, develops, markets and supports a family
and address of corporation   of enterprise client/server and internet based application
or other organization in     software products for use throughout large and medium sized
which employment is          organizations, including corporations worldwide, and higher
conducted:                   education institutions, and federal, state provincial and local government agencies primarily in North America.

Name:                        Aneel Bhusri

Business Address:            4460 Hacienda Drive,
                             Pleasanton, CA 94588

Principal Occupation:        General Partner of Greylock Management

Name, principal business     Greylock Management
and address of corporation   755 Page Mill Road, Suite A100
or other organization in     Palo Alto, CA 94304-1018
which employment is
conducted:

Name:                        A. George Battle

Business Address:            4460 Hacienda Drive,
                             Pleasanton, CA 94588

Principal Occupation:        retired

Name, principal business and

                                  SCHEDULE 13D                      Page 9 of 11

address of corporation or
other organization in which
employment is conducted:     N/A

Name:                        George J. Still, Jr.

Business Address:            4460 Hacienda Drive,
                             Pleasanton, CA 94588

Principal Occupation:        Managing Partner of Norwest Venture Capital

Name, principal business     Norwest Venture Capital
and address of corporation   245 Lytton Avenue, Suite 250
or other organization in     Palo Alto, CA 94301-1426
which employment is
conducted:

Name:                        Cyril J. Yansouri

Business Address:            4460 Hacienda Drive,
                             Pleasanton, CA 94588

Principal Occupation:        Chairman and CEO of Read-Rite Corporation

Name, principal business     Read-Rite Corporation
and address of corporation   44100 Osgood Road
or other organization in     Fremont, CA 94539
which employment is
conducted:

                                  SCHEDULE 13D                     Page 10 of 11

                               EXECUTIVE OFFICERS

The following is a list of all executive officers of PeopleSoft, Inc., excluding executive officers who are also directors, and the information required by
Item 5 with respect to such persons. Unless otherwise indicated, each officer's business address is 4460 Hacienda Drive, Pleasanton, CA 94588, which address is PeopleSoft, Inc.'s business address. All executive officers are United States citizens.

Name:               Howard Gwin
Title:              Executive Vice President - Worldwide Operations

Name:               Mike Gioja
Title:              Executive Vice President Development

Name:               Rick Bergquist
Title:              Chief Technology Officer

                    Mr. Bergquist beneficially owns 1,200 shares of Venture's common stock, which is .004% of Vantive's outstanding common stock. Mr. Bergquist shares the power to vote, direct the vote of and dispose of the shares with his wife, Lynn Bergquist of 460 Castanya Court, Danville, California.

Name:               Jeff Carr
Title:              Senior Vice President Global Marketing

Name:               Baer Tierkel
Title:              Senior Vice President Strategy

Name:               Stephen Hill
Title:              Acting Chief Financial Officer

Name:               Jay Fulcher
Title:              Senior Vice President Consulting

Name:               Anne Jordan
Title:              Senior Vice President and General Counsel

                                  SCHEDULE 13D                     Page 11 of 11

                                  EXHIBIT INDEX

                                                                              SEQUENTIALLY
                                                                                NUMBERED
EXHIBIT NO.       DOCUMENT                                                        PAGE
-----------       ----------------------------------------------------------  ------------
Exhibit 1         Stock Option Agreement, dated as of October 11 1999,             14
                  between PeopleSoft, Inc. and The Vantive Corporation.

Exhibit 2         Agreement and Plan of Merger, dated as of October 11,            88
                  1999, by and among PeopleSoft, Inc., Vickers Acquisition,
                  Inc. and The Vantive Corporation, with all Exhibits thereto.